Exhibit 99.1

Points.com Adds Hawaiian Airlines to Their Trade Platform
HawaiianMiles Members Can Now Trade Miles with Fellow Points.com Users

TORONTO (April 7, 2011) – Points International Ltd. (TSX: PTS; NASDAQ: PCOM), owner and operator of the world’s leading loyalty reward program management platform, www.Points.com, is pleased to announce the addition of HawaiianMiles to their online trading platform. HawaiianMiles members have the freedom to trade their miles with users of other programs via Points.com’s loyalty marketplace.

This broadens Hawaiian Airlines’ relationship with Points.com which originated in 2001. HawaiianMiles members also have the ability to redeem their miles and exchange miles between programs via the Points.com platform.

“By expanding our partnership, we offer HawaiianMiles members more tools to manage and maximize their miles to get the rewards they want,” said Rob MacLean, CEO of Points International.

Members can now get the points, miles and rewards they want by trading with other users on Points.com. They can post their own trade or accept someone else's to get what they need to complete their travel goals and plans.

“Our objective is to continually find ways to increase the value of the HawaiianMiles program for our members”, said Blaine Miyasato, V.P. Product Development at Hawaiian Airlines. “Giving our members more flexibility for trading their miles is the logical next step in our relationship with Points.com.”

In addition, HawaiianMiles members have the ability to track their mileage balances along with other loyalty programs, including American Airlines AAdvantage, US Airways Dividend Miles, Continental Airlines One Pass, and Best Buy Reward Zone, as well as more than two dozen different programs on Points.com.

Points International works in partnership with all loyalty and reward programs active on Points.com. All transactions are fully sanctioned by the program operators. For more information, follow us on Twitter, @pointsadvisor or fan us on Facebook (www.points.com/facebook).

About Points International Ltd.
Points International Ltd. is the owner and operator of Points.com, the world's leading reward program management platform. The site was named one of the 30 Best Travel Sites in 2008 and 28 Best Travel Sites in 2009 by Kiplinger’s. At Points.com consumers can Earn, Buy, Gift, Share, Trade, Exchange and Redeem miles and points from more than 25 of the world's leading reward programs. Participating programs include American Airlines AAdvantage® program, Aeroplan®, AsiaMiles™, US Airways® DividendMiles®, and InterContinental Hotels Group's Priority Club® Rewards. Redemption partners include Amazon.com®, PayPal and Starbucks. For more information, visit www.pointsinternational.com.

About Hawaiian Airlines
Hawaiian is the nation's highest-ranked carrier for service quality and performance in the 20th annual Airline Quality Rating study, having earned that distinction in three of the past four years. Hawaiian has also led all U.S. carriers in on-time performance for each of the past seven years (2004-2010) as reported by the U.S. Department of Transportation. Consumer surveys by Conde Nast Traveler, Travel + Leisure and Zagat have all ranked Hawaiian the top domestic airline offering flights to Hawaii.

Now in its 82nd year of continuous service in Hawaii, Hawaiian is the largest provider of passenger air service to Hawaii from the state's primary visitor markets on the U.S. mainland. Hawaiian offers nonstop service to Hawaii from more U.S. gateway cities (10) than any other airline, as well as service to South Korea, Japan, the Philippines, Australia, American Samoa, and Tahiti. Hawaiian also provides approximately 150 daily jet flights between the Hawaiian Islands.

Hawaiian Airlines, Inc. is a subsidiary of Hawaiian Holdings, Inc. (Nasdaq: HA). Additional information is available at HawaiianAirlines.com.

For more information contact:

Investor relations:
Andrew Greenebaum/ Laura Foster
Addo Communications
T. 310-829-5400; E. andrewg@addocommunications.com; LauraF@addocommunications.com

Media relations:
Emily Donohue
Allison & Partners
T. 646-428-0622; E. emily@allisonpr.com

Business enquiries:
Martin Tongue
Vice President, Business Development
Points International
T. 416-596-6363; E. martin.tongue@points.com

Hawaiian Airlines
P.O. Box 30008
Honolulu, HI 96820
T. 808-835-3700
HawaiianAirlines.com